Form U-6B-2

                       Securities and Exchange Commission
                                 Washington, DC

                                   Form U-6B-2
                           Certificate of Notification
                         Carolina Power & Light Company
                      d/b/a Progress Energy Carolinas, Inc.
                            410 S. Wilmington Street
                                Raleigh, NC 27601


Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, paragraph 36,652] or U-47 [Reg. Section 250.47, paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by Carolina Power & Light Company d/b/a Progress Energy Carolinas, Inc. (the "Corporation").

This certificate is notice that the above named company has issued, renewed, or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Public Utility Holding Company Act of 1935, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48, [Reg.Section 250.48, paragraph 36,621].

REQUIREMENTS:

1. Type of the security or securities.

                  First Mortgage Bonds

2. Issue, renewal or guaranty.

                  Issuance

3. Principal amount of each security.

                  $300,000,000 Series due 2015
                  $200,000,000 Series due 2035

4. Rate of interest per annum of each security.

                  $300,000,000 Series due 2015 - 5.15%
                  $200,000,000 Series due 2035 - 5.70%


5. Date of issue, renewal or guaranty of each security.

                  March 22, 2005

6. If renewal of security, give date of original issue.

                  N/A

7. Date of maturity of each security. (In case of demand notes, indicate "on demand").

                  $300,000,000 Series due April 1, 2015
                  $200,000,000 Series due April 1, 2035

8. Name of the person to whom each security was issued, renewed or guaranteed.

                  Citigroup and JP Morgan, as underwriters

9. Collateral given with each security, if any.

                    Each series of bonds will be secured by the lien of the Company's Mortgage and Deed of Trust, dated May 1, 1940, with The Bank of New York (formerly Irving Trust Company) and Frederick G. Herbst (Douglas J. McInnes , successor), as Trustees.

10. Consideration received for each security.

                  Cash

11. Application of proceeds of each security.

                  The use of the net proceeds from the sale of the bonds of approximately $494.9 million, after deducting offering discounts and estimated offering expenses, will be as follows:

                    1) $300 million to retire the Company's 7.50% Senior Notes due April 1, 2005; and 2) the remainder to reduce the outstanding balance of the Company's commercial paper.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a. The provision contained in the first sentence of Section 6(b)|_|

     b. The provisions contained in the fourth sentence of Section 6(b)|_|

     c. The provisions contained in any rule of the Commission other than Rule U-48 |X|


13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding shall be considered as maturing in not more than nine months for the purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).

         N/A

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

         N/A

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 (Reg. Section 250.48, paragraph 36,621) designate the rule under which exemption is claimed.

               Rule 52(a)


                      Carolina Power & Light Company
                      d/b/a Progress Energy Carolinas, Inc.



                      By:      /s/ Robert H. Bazemore, Jr.
                               Robert H. Bazemore, Jr.
                               Controller
                               (Chief Accounting Officer)

Date:  April 1, 2005